UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2019

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Buenos Aires, February 1st, 2019

GAL Note 30/19

COMISIÓN NACIONAL DE VALORES

Argentine Securities and Exchange Commission

25 de Mayo 175

Issuers´ Sub-Management Office

BOLSA DE COMERCIO DE BUENOS AIRES

Argentine Stock Exchange

Sarmiento 299

Ref:     Material Fact

Dear Sirs,

I hereby address you on behalf of Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR) (the “Company”) in accordance with the regulations in force in order to inform that today in the Official Gazette of the Argentine Republic there were published Resolution N°25 issued by National Electricity Regulatory Authority (“ENRE”) by which it approves Edenor S.A.’s new tariff schedule for billings corresponding to meter readings after the zero hours of February 1st 2019, and which includes the new KW capacity Reference Price and Energy Stabilized prices fixed by the Secretariat of Energy applicable as from today up to April 30th 2019; and (ii) Resolution N°27 issued by ENRE by which it approves EDENOR S.A.’s new tariff schedule for billings corresponding to meter readings after the zero hours of March 1st 2019 and which includes the Own Distribution Cost.

Yours faithfully,

Carlos Ariosa

            Attorney-in-fact

Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (EDENOR S.A.)

Avda. del Libertador 6363 – Buenos Aires, C1428ARG – Argentina.     Tel.: 4346-5400     Fax: 4346-5327

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: February 4, 2019